November 10th 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 434-4661
Mr. John N. Hopkins
President and Chief Executive Officer
Kearny Financial Corp.
250 Valley Boulevard
Wood-Ridge, New Jersey 07075

Re:	Kearny Financial Corp.
	Amendment to Form S-1 filed on October 27th 2004
	File Number 333-118815

Dear Mr. Hopkins:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


After-Market Performance Information Provided by Independent Appraiser
- page 7

1. We note your response to prior comment 8. Consider whether or not it is appropriate to say on page 8 that the data "may not be meaningful to investors," as you already mention that the sample is small.

Stock Trading Multiples of Mutual Holding Companies on a Fully
Converted Basis - page 6

2. We note your response to prior comment 8. Please advise why you include references to "fully converted" on pages 5, 6 and 10.



Selected Financial Data and Other Data - page 20

3. Please refer to our previous comment 14. Please provide the dividend payout ratio and cash dividends paid per share for each entity included in the consolidated financial statements. In addition, provide the net income per common share outstanding. Regulation S-K and Industry Guide 3 require that certain historical information be presented in the table of selected financial data, regardless of whether or not the capital structure will be significantly different after the initial public offering. To the extent you believe additional disclosure is required to enhance a reader`s understanding of this data, please revise to provide such disclosure.

Recent Developments - page 22

4. Please provide the basic/diluted earnings per share and the weighted average number of common shares outstanding in the summary of operations.

5. On page 26, please revise your discussion to include your assessment of the shift in deposit accounts to include the following:
* Whether you expect this trend to continue.
* Your estimate of the severity of the potential deposit run-off as alternative investment opportunities present themselves and what impact this will have on your liquidity.

Management`s Discussion and Analysis - page 38

6. Refer to our previous comment 26. Please add a separately titled section to discuss your off balance sheet arrangements to include the following:
* Significant Purchase Commitments
* Loan Guarantees, Letters of Credit or similar arrangements
* Commitments to Fund Loans
* Any other item that constitutes a liability, asset or cash flow that is not reflected in your financial statements.
Alternatively, please include a separately titled section for off balance sheet arrangements that includes references to where these discussions are located. Refer to Rule 303(4) of Regulation S-X.

Overview - page 39

7. We note that your response to prior comment number 24 discusses net interest income, provision for loan losses, non-interest income and non-interest expense. Please complete the analysis by discussing the results of net income.



Critical Accounting Policies - page 42

8. Refer to our previous comment 28. We note the implementation dates of EITF 03-1. Please revise your discussion of your accounting policies for determining impairment on investment securities to discuss what your policies were for each of the periods presented. Clearly disclose what your procedures have been to evaluate security impairment and how accurate those estimates and assumptions are compared to actual performance. In light of this, please delete your sentence on page 42 "There is no basis to evaluate the accuracy of our estimates and assumptions in evaluating whether any securities are other-than-temporarily impaired as EITF 03-1 was first adopted effective June 30, 2004."

Transactions with Related Parties - page 95

9. We note your reply to prior comment number 42. In the third paragraph, it appears as if you have one loan with directors, executive officers or their immediately family members but several loans that total up to $1.6 million to officers, officers and employees in the fourth paragraph. Please clarify the disclosure between the two paragraphs (e.g., are the additional loans to just employees?).

Consolidated Statements of Changes in Stockholder`s Equity - page F-4

10. Please revise to reflect the changes in the number of shares outstanding for all years presented. Refer to paragraph 10 of APB 12.

11. Please revise to disclose the dividends to minority shareholders and the purchase and issuance of treasury stock. Refer to paragraph 53 of APB 16.

Statement of Cash Flows - page F-5

12. Please revise your statement of cash flows to separately present the dividends paid to minority shareholders and the purchase and issuance of treasury stock as cash flows from financing activities. Refer to paragraphs 19 and 20 of SFAS 95.

Summary of Significant Accounting Policies - page F-8

13. Refer to our previous comment 53. We note the disclosure of when goodwill impairment is evaluated. Please revise your discussion to include a disclosure describing the specific manner in which goodwill is assessed for recoverability and how any impairment would be
measured.   Revise your disclosure to specifically discuss what method you use to test the goodwill for impairment and how any impairment would be measured under this test.

14. Refer to our previous comment 58. Please move the SFAS 107 fair value assumptions from the Summary of Significant Accounting Policies footnote to Note 17, and include a disclosure of how you determine the fair value of your investment securities that specifically states, if true, that you use quoted market prices when available. The Summary of Significant Accounting policies should contain disclosures related to how you calculate the fair value only when those disclosures relate to how you record items presented in your balance sheet.

Note 13.  Benefit Plans - page F-25

15. Refer to our previous comment 66. Please also include the significant assumptions used in estimating the fair values of the options including the following weighted average information for all entities included in your consolidated financial statements:
* risk free interest rate
* expected life
* expected volatility
* expected dividends
Refer to paragraph 47 of SFAS 123.

16. Refer to our previous comment 67. Please provide the following disclosures for any period for which an income statement is presented for all entities included in your consolidated financial statements:
* Net income and basic and diluted earnings per share as reported
* The stock-based employee compensation cost, net of related tax effects, included in the determination of net income, as reported
* The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied to all awards
* Pro forma net income as if the fair value had been applied to all awards
* Pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards.
Refer to paragraphs 45-48 of SFAS 123.

Stockholder`s Equity and Regulatory Capital - page F-29

17. Please revise your regulatory capital ratio disclosures on page F-30 to present ratios for the consolidated holding company as well as the bank. Refer to Chapter 17.17 AICPA Audit and Accounting Guide:
Depository and Lending Institutions.


*	*	*

Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.









You may contact Rebekah Moore at (202) 824-5482 or Kevin Vaughn at
(202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 824-5301 or me at (202) 942-2889 with any other questions.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Samuel J. Malizia, Esq.
	Tiffany A. Hasselman, Esq.
	Malizia Spidi & Fisch, PC
	1100 New York Avenue, NW - Suite 340 West
	Washington, DC  20005
Mr. John N. Hopkins
Kearny Financial Corp.
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